

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2017

<u>Via E-mail</u>
Mr. Todd E. Vogensen
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

     Re: **Chico's FAS, Inc.**
            Form 10-K for Fiscal Year Ended January 30, 2016
            Filed March 8, 2016
            File No. 001-16435

Dear Mr. Vogensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining